FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-148157

For the Month of February, 2008

Mitsui Sumitomo Insurance Company, Limited

(Translation of registrant’s name into English)

27-2, Shinkawa 2-chome,
Chuo-ku, Tokyo 104-8252, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

[Translation in English]

News Releases

1.	Consolidated financial results for the third quarter ended December 31, 2007

2.	Corrections of the information with regard to premiums received and claims paid for the nine months ended December 31, 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mitsui Sumitomo Insurance Company, Limited

Date: February 25, 2008	By:	/s/ Toru Hasegawa
Toru Hasegawa
General Manager Shareholder Relations & Legal Dept.

[Translation]
CONSOLIDATED FINANCIAL RESULTS
FOR THE THIRD QUARTER ENDED DECEMBER 31, 2007
February 22, 2008

Name of Listed Company:	Mitsui Sumitomo Insurance Company, Limited
Securities Code No.:	8752
Stock Exchanges:	Tokyo, Osaka, Nagoya
URL:	http://www.ms-ins.com
Representative:	Toshiaki Egashira, President
Contact:	Hiroyuki Hata, Assistant General Manager, Financial Accounting Section, Accounting Department
Telephone : (03) 3297-6648
(Note) Amounts are truncated, and ratios are rounded.
1.Consolidated Financial Results for the third quarter ended December 31, 2007 (From April 1, 2007 to December 31, 2007)

(1) Results of Operations	(Yen in millions)

	Ordinary income	Ordinary profit	Net income

For the third quarter ended December 31, 2007	1,608,105	77,389	47,758
For the year ended March 31, 2007	2,117,072	91,684	60,796

(Yen)

		Net income per
	Net income per share	share-Diluted

For the third quarter ended December 31, 2007	33.84	—
For the year ended March 31, 2007	42.82	—

(Note) It is started to disclose quarterly financial results from this fiscal year.

(2) Financial Conditions	(Yen in millions)

				Net assets
	Total asets	Net assets	Equity ratio	per share (Yen)

As of December 31, 2007	8,875,947	2,021,184	22.6%	1,422.46
As of March 31, 2007	9,011,652	2,182,877	24.1%	1,536.71

(Note) It is started to disclose quarterly financial results from this fiscal year.

2. Dividends
There are no dividends for the current third quarter as well as the corresponding quarter of preceding fiscal year. There is no change to the dividend per share forecast for the fiscal year ending March 31, 2008, previously disclosed on January 15, 2008.
3. Forecast of the current period (From April 1, 2007 to March 31, 2008)-Consolidated
There is no change to the forecast for the fiscal year ending March 31, 2008, previously disclosed on November 20, 2007.
4. Other information
(1) Significant changes in scope of consolidation during the period: None
(2) Adoption of simplified accounting methods: Yes
(3) Changes in accounting methods during the period: Yes
(Note) For further details, please refer to “Qualitative Information and Financial Statements / 3. Other Information” on page 3.

Qualitative Information and Financial Statements

1.	Results of operations
Ordinary income was ¥ 1,608.1 billion, which was composed of underwriting income ¥1,475.8 billion (including net premiums written ¥1,166.5 billion), investment income ¥127.8 billion and other ordinary income ¥4.4 billion. On the other hand, ordinary expenses were ¥1,530.7 billion, which were composed of underwriting expenses ¥1,294.4 billion (including net claims paid ¥655.2 billion), investment expenses ¥18.8 billion, operating expenses and general and administrative expenses ¥211.4 billon, and other ordinary expenses ¥5.9 billion.
Net premiums written increased ¥38.3 billion (3.4%) compared with the same period of the previous fiscal year. The major reason of this increase was the performance of Mitsui Direct General Insurance Company, Limited, being newly included in the consolidation, and the business expansion of the subsidiaries in Europe and Asia and reinsurance subsidiaries. In addition, net premiums written excluding the GRR premiums of the automobile insurance “ModoRich” increased ¥34.8 billion (3.1%) compared with the same period of the previous fiscal year.
Net claims paid increased ¥13.5 billion (2.1%) compared with the same period of the previous fiscal year. The major reason of this increase was the amount in connection with Mitsui Direct General Insurance Company, Limited, which was newly included in the consolidation.
As a result, ordinary profit was ¥77.3 billion, and net income after taxes and deduction of minority interests was ¥47.7 billion.

2.	Financial condition
Total assets as of December 31, 2007 decreased ¥135.7 billion to ¥8,875.9 billion, because investments in securities decreased ¥196.6 billion to ¥6,752.9 billion mainly due to a decline in the stock market.
Total net assets decreased ¥161.6 billion to ¥2,021.1 billion mainly due to decrease of unrealized gains on investments.

3.	Other information
3-1. Significant changes in consolidated subsidiaries:
None
3-2. Adoption of simplified accounting methods:
Simplified method is used for calculating the tax expense.

3-3. Change in accounting methods:
In accordance with the amendment of the corporate tax law, the Company and its domestic consolidated subsidiaries have changed the depreciation method in terms of tangible assets acquired after April 1, 2007. As a result, in comparison with the previous method, ordinary profit and income before income taxes decreased ¥262 million respectively.
On the other hand, the Company and its domestic consolidated subsidiaries have changed the depreciation method in terms of tangible assets acquired before March 31, 2007 in accordance with the amendment of the corporate tax law. These assets were depreciated by the previous method, and their residual value were depreciated by straight line method over next five years. As a result, in comparison with the previous method, ordinary profit and income before income taxes decreased ¥347 million respectively.
3-4. Subsequent events:
Pursuant to Article 156 of the Companies Act of Japan as modified by Article 165, Paragraph 3, of the Act, the Company has resolved at the meeting of the board of directors held on January 31, 2008, to repurchase its own shares as follows:
Reason for repurchase: To improve capital efficiency and to promote return of profits to shareholders

Type of shares to be repurchased: Shares of common stock of the Company
 Total number of shares to be repurchased: 8,000,000 shares (Maximum)
 Aggregate amount of the repurchase cost: ¥7 billion (Maximum)
Period of repurchase: From February 1, 2008, to March 24, 2008
Pursuant to Article 178 of the Companies Act of Japan the Company has resolved at the meeting of the board of directors held on January 31, 2008, to cancel the Company’s treasury shares.
          Type of shares to be canceled: Shares of common stock of the Company
           Date of cancellation: March 31, 2008
           Number of shares to be canceled: All treasury shares held as of March 31, 2008

4. Consolidated Financial Statements
Summary of Consolidated Results of Operations

(Yen in millions)
	For the nine	(Reference)
	months ended	For the year ended
Items	December 31, 2007	March 31, 2007

Ordinary Income and Expenses:
Underwriting income:	1,475,814	1,947,162
Net premiums written	1,166,530	1,492,808
Deposit premiums from policyholders	153,305	224,676
Life insurance premiums	111,837	165,363
Underwriting expenses:	1,294,476	1,738,755
Net claims paid	655,228	846,445
Loss adjustment expenses	57,994	69,968
Commission and collection expenses	188,299	257,658
Maturity refunds to policyholders	233,010	340,660
Life insurance claims	23,217	24,849

Investment income:	127,853	165,224
Interest and dividends received	140,502	179,081
Gains on sale of securities	25,608	32,815
Investment expenses:	18,826	16,692
Losses on sale of securities	2,513	6,018
Losses on devaluation of securities	6,762	6,038

Operating expenses and general and administrative expenses	211,452	262,989

Other ordinary income and expenses	(1,523)	(2,265)

Ordinary profit	77,389	91,684

Extraordinary Income and Losses:
Extraordinary income	1,714	4,303
Extraordinary losses	12,349	8,074

Extraordinary income and losses	(10,635)	(3,770)

Income before income taxes	66,754	87,913
Income taxes — current	18,479	43,664
Income taxes — deferred	—	(17,529)
Minority interests	516	983
Net income	47,758	60,796

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

* Net premiums written	1,163,191	1,492,229

*	For the purpose of easy comparison with other non-life insurance companies,“Net premiums written” as shown excludes Good Result Return premiums (“GRR premiums”) of the Company’s unique Automobile Insurance product “ModoRich”, which contains a special clause of premium adjustment and refund at maturity.

Note:	1.	It is started to disclose quarterly financial results from this fiscal year.

	2.	Since a simplified method is used for calculating the tax expense for this quarter, the amount of deferred income tax expense is included in “Income taxes-current”.

Direct Premiums Written by Lines of Insurance	Consolidated
(including Deposit premiums from policyholders)

(Yen in millions)
							(Reference)
	For the nine months ended			For the nine months ended			For the year ended
	December 31, 2006			December 31, 2007			March 31, 2007
		Change	Share		Change	Share		Change	Share
Lines of Insurance	Amount	%	%	Amount	%	%	Amount	%	%

Fire	245,674	1.8	17.7	239,168	(2.6)	17.2	301,692	(0.8)	16.7
Marine	84,489	13.8	6.1	93,386	10.5	6.7	113,005	11.4	6.3
Personal Accident	263,353	(2.5)	19.0	229,091	(13.0)	16.4	327,518	(4.1)	18.1
Voluntary Automobile	460,903	3.4	33.2	478,269	3.8	34.3	611,148	2.6	33.8
Compulsory Automobile Liability	132,829	(2.4)	9.6	134,898	1.6	9.7	176,826	(2.7)	9.8
Other	199,442	4.7	14.4	219,372	10.0	15.7	276,517	2.7	15.3

Total	1,386,693	2.1	100.0	1,394,186	0.5	100.0	1,806,708	0.7	100.0
Deposit premiums from policyholders	187,002	(8.6)	13.5	153,305	(18.0)	11.0	224,676	(10.0)	12.4

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	461,063	2.4		474,930	3.0		610,568	1.5

Total	1,386,853	1.8		1,390,847	0.3		1,806,129	0.4

Net Premiums by Lines of Insurance

(Yen in millions)
							(Reference)
	For the nine months ended			For the nine months ended			For the year ended
	December 31, 2006			December 31, 2007			March 31, 2007
		Change	Share		Change	Share		Change	Share
Lines of Insurance	Amount	%	%	Amount	%	%	Amount	%	%

Fire	172,262	2.5	15.3	169,593	(1.5)	14.5	208,951	1.2	14.0
Marine	70,718	14.0	6.3	80,773	14.2	6.9	95,486	12.6	6.4
Personal Accident	107,289	0.2	9.5	103,944	(3.1)	8.9	139,531	(2.6)	9.3
Voluntary Automobile	453,456	2.4	40.2	470,844	3.8	40.4	601,353	1.9	40.3
Compulsory Automobile Liability	144,446	(0.6)	12.8	144,224	(0.2)	12.4	192,087	(0.7)	12.9
Other	180,036	3.5	15.9	197,150	9.5	16.9	255,398	3.9	17.1

Total	1,128,211	2.6	100.0	1,166,530	3.4	100.0	1,492,808	2.0	100.0

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	453,616	1.5		467,505	3.1		600,774	0.8

Total	1,128,370	2.3		1,163,191	3.1		1,492,229	1.5

Net Claims Paid by Lines of Insurance

(Yen in millions)
							(Reference)
	For the nine months ended			For the nine months ended			For the year ended
	December 31, 2006			December 31, 2007			March 31, 2007
		Change	Share		Change	Share		Change	Share
Lines of Insurance	Amount	%	%	Amount	%	%	Amount	%	%

Fire	88,337	19.0	13.8	77,592	(12.2)	11.8	100,229	13.6	11.9
Marine	27,450	11.4	4.3	32,461	18.3	5.0	38,684	10.0	4.6
Personal Accident	47,883	14.9	7.5	51,993	8.6	7.9	62,908	12.2	7.4
Voluntary Automobile	283,866	5.4	44.2	292,643	3.1	44.7	375,298	3.0	44.3
Compulsory Automobile Liability	102,717	4.3	16.0	102,581	(0.1)	15.7	134,908	3.4	15.9
Other	91,386	8.5	14.2	97,956	7.2	14.9	134,415	13.2	15.9

Total	641,641	8.3	100.0	655,228	2.1	100.0	846,445	6.7	100.0

Note: Any figures are amounts before the off-set of intersegment transactions.

Consolidated Balance Sheets

(Yen in millions)
		(Reference)
	As of December 31, 2007	As of March 31, 2007
Items	Amount	Amount

(Assets)
Cash deposits and savings	352,044	345,330
Call loans	33,500	41,600
Futures bought	999	—
Monetary claims bought	109,752	84,349
Money trusts	50,663	57,138
Investments in securities	6,752,941	6,949,578
Loans	796,137	768,084
Tangible fixed assets	253,401	261,267
Intangible fixed assets	90,887	87,955
Other assets	437,534	418,167
Deferred tax assets	3,311	4,802
Customers’ liabilities under acceptances and guarantees	1,282	1,237
Bad debts reserve	(6,508)	(7,859)

Total assets	8,875,947	9,011,652

(Liabilities)
Underwriting funds:	5,962,596	5,815,878
Outstanding claims	859,865	820,714
Underwriting reserve	5,102,731	4,995,163
Bonds issued	99,991	99,998
Other liabilities	264,129	271,795
Reserve for employees’ retirement and severance benefits	80,336	81,540
Reserve for pension and retirement benefits for officers and operating officers	2,838	—
Accrued bonuses for employees	1,276	13,468
Reserve under the special law:	29,140	26,707
Reserve for price fluctuation	29,140	26,707
Deferred tax liabilities	413,171	518,149
Liabilities under acceptances and guarantees	1,282	1,237

Total liabilities	6,854,763	6,828,775

(Net assets)
Shareholders’ equity:
Common stock	139,595	139,595
Capital surplus	93,151	93,138
Retained earnings	640,242	613,352
Treasury stock	(91,603)	(91,142)
Total shareholders’ equity	781,386	754,943
Valuation and translation adjustments:
Unrealized gains on investments, net of tax	1,217,472	1,402,879
Deferred hedge gains(losses), net of tax	(4,422)	(4,577)
Foreign currency translation adjustments	12,522	15,368
Total valuation and translation adjustments	1,225,572	1,413,671
Minority interests	14,225	14,261

Total net assets	2,021,184	2,182,877

Total liabilities and net assets	8,875,947	9,011,652

Note : It is started to disclose quarterly financial results from this fiscal year.

Consolidated Statements of Income

(Yen in millions)
	For the nine	(Reference)
	months ended	For the year ended
	December 31, 2007	March 31, 2007
Items	Amount	Amount

Ordinary income and expenses:
Ordinary income:	1,608,105	2,117,072
Underwriting income:	1,475,814	1,947,162
Net premiums written	1,166,530	1,492,808
Deposit premiums from policyholders	153,305	224,676
Investment income on deposit premiums from policyholders	43,363	57,322
Life insurance premiums	111,837	165,363
Investment income:	127,853	165,224
Interest and dividends received	140,502	179,081
Investment gains on money trusts	804	952
Gains on sale of securities	25,608	32,815
Transfer of investment income on deposit premiums from policyholders	(43,363)	(57,322)
Other ordinary income	4,437	4,685

Ordinary expenses:	1,530,716	2,025,388
Underwriting expenses:	1,294,476	1,738,755
Net claims paid	655,228	846,445
Loss adjustment expenses	57,994	69,968
Commission and collection expenses	188,299	257,658
Maturity refunds to policyholders	233,010	340,660
Life insurance claims	23,217	24,849
Provision for outstanding claims	40,334	75,783
Provision for underwriting reserve	95,337	121,044
Investment expenses:	18,826	16,692
Investment losses on money trusts	65	—
Losses on sale of securities	2,513	6,018
Losses on devaluation of securities	6,762	6,038
Losses on derivative transactions	5,829	652
Operating expenses and general and administrative expenses	211,452	262,989
Other ordinary expenses:	5,960	6,951
Interest paid	729	829

Ordinary profit	77,389	91,684

Extraordinary income and losses:
Extraordinary income:	1,714	4,303
Extraordinary losses:	12,349	8,074
Provision for reserve under the special law	2,433	3,167
Provision for price fluctuation reserve	2,433	3,167
Other extraordinary losses	9,916	4,907

Income before income taxes	66,754	87,913
Income taxes — current	18,479	43,664
Income taxes — deferred	—	(17,529)
Minority Interests	516	983

Net income	47,758	60,796

Note: 1.	It is started to disclose quarterly financial results from this fiscal year.

2.	Since a simplified method is used for calculating the tax expense for this quarter, the amount of deferred income tax expense is included in “Income taxes-current”.

3.	Other extraordinary losses include losses on sale of fixed assets 6,269 million yen and impairment loss on fixed assets 3,646 million yen, mainly incurred by rebuilding of real estate.

Consolidated
Securities

(Yen in Millions)
							(Reference)
	As of December 31, 2006			As of December 31, 2007			As of March 31, 2007
	Acquisition			Acquisition			Acquisition
Items	cost	Fair value	Difference	cost	Fair value	Difference	cost	Fair value	Difference

Domestic Bonds	2,232,032	2,239,064	7,032	2,187,311	2,218,685	31,374	2,221,350	2,236,076	14,726
Domestic Stocks	750,010	2,773,967	2,023,956	754,501	2,524,934	1,770,433	754,670	2,834,713	2,080,042
Foreign Securities	1,118,833	1,217,037	98,204	1,220,031	1,312,888	92,857	1,134,902	1,218,396	83,493
Others	84,874	96,065	11,190	156,889	163,482	6,593	147,686	159,720	12,034

Total	4,185,750	6,326,134	2,140,383	4,318,733	6,219,990	1,901,257	4,258,609	6,448,906	2,190,296

Note	1.	The table set above is a summary of the marketable “available-for-sale securities”, which are not classified as “trading securities”, “held-to-maturity securities” nor “stocks of subsidiaries and affiliates”.

	2.	The acquisition costs as of December 31, 2006 are after amortization/accumulation and before impairment, whereas those as of December 31, 2007 and March 31, 2007 are after such adjustments have been made.

	3.	Fair values of securities are market prices quoted on the end of each accounting period, or otherwise assumed similarly based on the market and other relevant conditions at that point.

	4.	The table set above includes beneficiary claims on loan trust classified as “Monetary claims bought”, in addition to “Investments in securities” stated in the consolidated balance sheet.

Summary of Non-consolidated Results of Operations

(Yen in millions)
	For the nine	(Reference)
	months ended	For the year ended
Items	December 31, 2007	March 31, 2007

Direct premiums written
(including Deposit premiums from policyholders)	1,186,964	1,592,753
Direct premiums written	1,033,659	1,368,077

Ordinary income and expenses:
Underwriting income	1,188,046	1,607,507
Net premiums written	990,503	1,325,011
Deposit premiums from policyholders	153,305	224,676
Underwriting expenses	1,039,705	1,447,997
Net claims paid	582,930	771,012
Loss adjustment expenses	53,483	65,363
Commission and collection expenses	158,766	213,074
Maturity refunds to policyholders	233,010	340,660

Investment income	97,933	134,707
Interest and dividends received	115,687	151,243
Gains on sale of securities	21,743	30,893
Investment expenses	16,959	10,589
Losses on sale of securities	1,360	3,559
Losses on devaluation of securities	6,744	4,131

Operating expenses and general and administrative expenses	158,329	207,479
Those related to underwriting insurance	148,955	194,696

Other ordinary income and expenses	2,165	4,009

Ordinary Profit	73,150	80,158
Underwriting profit(loss)	506	(34,723)

Extraordinary income and losses:
Extraordinary income	1,846	3,689
Extraordinary losses	12,178	7,873

Extraordinary income and losses	(10,332)	(4,184)

Income before income taxes	62,818	75,974
Income taxes-current	16,132	37,786
Income taxes-deferred	—	(17,165)
Net income	46,686	55,352

Ratios:
Net loss ratio	64.3%	63.1%
Net expense ratio	31.1%	30.8%

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Direct premiums written
(including Deposit premiums from policyholders)	1,183,626	1,592,174
Direct premiums written	1,030,320	1,367,498
Net premiums written	987,164	1,324,432

Net loss ratio	64.5%	63.1%
Net expense ratio	31.2%	30.8%

Note:	1.	Underwriting profit(loss) = Underwriting income — (Underwriting expenses+ Operating expenses and general administrative expenses related to underwriting insurance)±other income and expenses
Other income and expenses consist mainly of Income Taxes of Compulsory Automobile Liability.

	2.	Net loss ratio = (Net claims paid + Loss adjustment expenses) / Net premiums written x 100

	3.	Net expense ratio = (Commission and collection expenses + Operating expenses and general and administrative expenses related to underwriting insurance) / Net premiums written x 100

	4.	It is started to disclose quarterly financial results from this fiscal year.

	5.	Since a simplified method is used for calculating the tax expense for this quarter, the amount of deferred income tax expense is included in “Income taxes-current.”

Direct Premiums Written by Lines of Insurance	Non-Consolidated
(excluding Deposit premiums from policyholders)

(Yen in millions)
							(Reference)
	For the nine months ended			For the nine months ended			For the year ended
	December 31, 2006			December 31, 2007			March 31, 2007
		Change	Share		Change	Share		Change	Share
Lines of Insurance	Amount	%	%	Amount	%	%	Amount	%	%

Fire	162,183	(1.2)	15.7	162,589	0.3	15.7	217,070	(1.8)	15.9
Marine	59,836	9.1	5.8	64,939	8.5	6.3	80,570	8.2	5.9
Personal Accident	107,111	(0.9)	10.4	102,220	(4.6)	9.9	139,550	(3.2)	10.2
Voluntary Automobile	425,431	(0.3)	41.2	420,318	(1.2)	40.7	563,893	(0.2)	41.2
Compulsory Automobile Liability	132,829	(2.4)	12.9	134,898	1.6	13.0	176,826	(2.7)	12.9
Other	144,792	1.1	14.0	148,693	2.7	14.4	190,166	0.3	13.9

Total	1,032,185	(0.1)	100.0	1,033,659	0.1	100.0	1,368,077	(0.6)	100.0
(Deposit premiums from policyholders)	187,002	(8.6)		153,305	(18.0)		224,676	(10.0)

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	425,591	(1.2)		416,979	(2.0)		563,314	(1.3)

Total	1,032,345	(0.5)		1,030,320	(0.2)		1,367,498	(1.0)

Net Premiums by Lines of Insurance

(Yen in millions)
							(Reference)
	For the nine months ended			For the nine months ended			For the year ended
	December 31, 2006			December 31, 2007			March 31, 2007
		Change	Share		Change	Share		Change	Share
Lines of Insurance	Amount	%	%	Amount	%	%	Amount	%	%

Fire	130,317	(3.8)	13.1	129,804	(0.4)	13.1	178,919	(2.3)	13.5
Marine	51,325	7.5	5.2	55,503	8.1	5.6	70,217	6.3	5.3
Personal Accident	102,886	(1.3)	10.3	98,215	(4.5)	9.9	133,847	(3.5)	10.1
Voluntary Automobile	425,093	(0.3)	42.7	419,597	(1.3)	42.4	563,606	(0.2)	42.5
Compulsory Automobile Liability	144,446	(0.6)	14.5	144,041	(0.3)	14.5	192,087	(0.7)	14.5
Other	141,274	(0.6)	14.2	143,340	1.5	14.5	186,334	(0.0)	14.1

Total	995,343	(0.6)	100.0	990,503	(0.5)	100.0	1,325,011	(0.6)	100.0

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	425,253	(1.2)		416,258	(2.1)		563,026	(1.3)

Total	995,503	(1.0)		987,164	(0.8)		1,324,432	(1.0)

Net Claims Paid by Lines of Insurance

(Yen in millions)
							(Reference)
	For the nine months ended			For the nine months ended			For the year ended
	December 31, 2006			December 31, 2007			March 31, 2007
		Change	Share		Change	Share		Change	Share
Lines of Insurance	Amount	%	%	Amount	%	%	Amount	%	%

Fire	67,108	11.8	—	60,024	(10.6)	48.7	84,848	7.9	49.5
Marine	22,165	4.7	—	26,056	17.6	49.7	31,367	3.4	47.0
Personal Accident	45,918	14.5	—	49,765	8.4	56.9	60,749	12.3	50.3
Voluntary Automobile	268,154	3.1	—	263,932	(1.6)	69.9	354,941	1.4	69.4
Compulsory Automobile Liability	102,717	4.3	—	102,466	(0.2)	77.0	134,908	3.4	76.0
Other	76,140	2.3	—	80,686	6.0	59.7	104,196	8.2	59.1

Total	582,205	5.0	—	582,930	0.1	64.3	771,012	4.2	63.1

<Excluding the GRR premiums of the automobile insurance “ModoRich.”>

Voluntary Automobile	268,154	3.1	—	263,932	(1.6)	70.5	354,941	1.4	69.5

Total	582,205	5.0	—	582,930	0.1	64.5	771,012	4.2	63.1

Note:	1.	Net Loss Ratio = (net claims paid + loss adjustment expenses)/net premiums written × 100

	2.	It is started to disclose quarterly Net Loss Ratio from this fiscal year.

Reference Material:	Mitsui Sumitomo Insurance’s Exposure to U.S. Subprime Loans and U.S. Monolines
1.	Exposure of Mitsui Sumitomo Insurance Co., Ltd. (the “Company”) to U.S. Subprime Loans (as at the end of December 2007)

The Company’s exposure to U.S. subprime loans was JPY 1.2 billion, broken down as follows:

Breakdown of the transactions related to the subprime loans that the Company has underwritten and in force.

		Amount underwritten by the Company as protection seller or reinsurer	The Company’s Exposure to subprime loans(*)
Credit Default Swap	ABS-CDO	JPY 12.4 billion	—(**)
Financial Guarantee Reinsurance	ABS-CDO	JPY 3 billion	—(**)
	RMBS	JPY 1.2 billion	JPY 1.2 billion
Hedge Funds			JPY 0 billion
Total			JPY 1.2 billion

(*)	Regarding the use of the term “exposure”:
Due to the structural features of securitized instruments like Asset-Backed Securities, in some cases the Company’s liability to pay claim will not occur even if any defaults occurred in the underlying portfolio of each transaction. After taking into consideration the structure of such securitized instruments, “exposure” is defined in this document as the probable maximum amount the Company would be liable to pay, if there occurred a total loss of all the subprime loans within the portfolio.

(**)	Regarding the Company’s “exposure” in ABS-CDOs:
Regarding ABS-CDOs, the Company underwrites a part of the entire portfolio of each transaction, which is known as the term “tranche”, meaning a slice being cut out of the entire portfolio and categorized as “senior”, “mezzanine”, “subordinated” and so on according to degrees of default risk. As for all the ABS-CDOs the Company has underwritten to date, the Company has underwritten the senior tranche that retains beneath it sufficient subordinated tranche (which has similar effect as “deductible”, known in the property and casualty insurance market) that exceeds total amount of the subprime loans contained in each portfolio. Therefore, even if a total loss of the subprime loans occurs, the amount of such loss will not exceed the amount of such subordinate tranches and, as a result, the Company’s exposure to ABS-CDOs was nil.
Mark-to-market unrealized losses on the above ABS-CDOs underwritten through credit default swap were JPY 43 million as at the end of December 2007 (this mark-to-market unrealized losses were according to prices presented by the counterparty). Please note that there were no mark-to-market unrealized gains or losses to the Company on the ABS-CDOs underwritten through financial guarantee reinsurance, as they were underwritten by insurance agreements.

2.	The Company’s Exposure to U.S. Monolines (as at the end of December 2007)

The notional principal amount of credit default swap held by the Company as protection seller, where an U.S. monoline (meaning U.S. domiciled insurance companies specializing in financial guarantees) was a sole reference entity, was JPY 3.4 billion. (Please note that the Company’s exposure to credit default swap where numbers of corporate entities were referred as reference entities and also one or multiple monolines were contained as reference entities was considered to be nil, because there were sufficient subordinate tranches below the tranche the Company has underwritten.)

In addition, the Company has guaranteed JPY 2.7 billion monoline guaranteed notes and invested JPY 13.2 billion in monoline guaranteed notes. For these guarantees and investments, the Company will only become liable for claim payment or suffer losses if both the “underlying note” and the “monoline that has guaranteed those notes” default.
End.

February 22, 2008
Mitsui Sumitomo Insurance Company, Limited
Corrections of the information with regard to premiums received and claims paid for the nine months ended December 31, 2006
Mitsui Sumitomo Insurance Company, Limited made following corrections of the information with regard to Direct Premiums Written, Net Premiums and Net Claims Paid for the nine months ended December 31, 2006.
The corrections were made in the earnings report for the third quarter of FY2006 which was disclosed on February 9, 2007.
Details for the corrections

     2. Summarized business results for the Nine months in FY2006 (Apr.1, 2006 — Dec.31, 2006) — (1) Net Premiums Written
(Before Correction)

	Millions of yen		%
Nine months ended December 31, 2006	*(	1,124,186)	*(	1.9)
		1,124,026		2.3
Nine months ended December 31, 2005	*(	1,103,380)	*(	4.1)
		1,099,144		3.4

(cf.) For the year ended March 31, 2006	*(	1,469,714)
		1,464,107

Note: 1.	The figures stated in percentage represent increased ratio of net premiums written compared to the same period in the previous fiscal year.

2.	*The upper lines of net premiums written in parentheses exclude Good Result Return premiums (“GRR premiums”) of “ModoRich,” for the purpose of easy comparison with other non-life insurance companies. “ModoRich” is a unique automobile insurance product developed by the Company which contains a special clause of premium adjustment and refund at maturity.
For the nine months ended December 31, 2006, net premiums written increased to 1,124,186 million yen by 1.9% compared to the same period of fiscal 2005 (after adjusting the GRR premiums). As for the parent company, the premium revenues fell by 1.0% , whereas, with regard to the consolidated subsidiaries, the premium revenues rose by 31.2% mainly due to the continuous favorable growth in business of the subsidiaries in Europe and the overseas reinsurance subsidiaries, in addition to the effects of the acquisition of the general insurance operations in Asia from Aviva plc incorporated in the United Kingdom and the aquisition of Mingtai Fire & Marine Insurance Co., Ltd. incorporated in Taiwan.
(After Correction)

	Millions of yen		%
Nine months ended December 31, 2006	*(	1,128,370)	*(	2.3)
		1,128,211		2.6
Nine months ended December 31, 2005	*(	1,103,380)	*(	4.1)
		1,099,144		3.4

(cf.) For the year ended March 31, 2006	*(	1,469,714)
		1,464,107

Note: 1.	The figures stated in percentage represent increased ratio of net premiums written compared to the same period in the previous fiscal year.

2.	*The upper lines of net premiums written in parentheses exclude Good Result Return premiums (“GRR premiums”) of “ModoRich,” for the purpose of easy comparison with other non-life insurance companies. “ModoRich” is a unique automobile insurance product developed by the Company which contains a special clause of premium adjustment and refund at maturity.
For the nine months ended December 31, 2006, net premiums written increased to 1,128,370 million yen by 2.3% compared to the same period of fiscal 2005 (after adjusting the GRR premiums). As for the parent company, the premium revenues fell by 1.0% , whereas, with regard to the consolidated subsidiaries, the premium revenues rose by 35.4% mainly due to the continuous favorable growth in business of the subsidiaries in Europe and the overseas reinsurance subsidiaries, in addition to the effects of the acquisition of the general insurance operations in Asia from Aviva plc incorporated in the United Kingdom and the aquisition of Mingtai Fire & Marine Insurance Co., Ltd. incorporated in Taiwan.

1

Consolidated
Excluding GRR premiums of automobile insurance “ModoRich”
Details for the corrections

     Premiums Received and Claims Paid by Lines of Insurance
(Before Correction)
Direct Premiums Written by Lines of Insurance (including deposit premiums from policyholders)

(Millions of yen)
	Nine months ended			Nine months ended			(cf) FY2005
	December 31, 2005			December 31, 2006			(Apr.1, 2005 — Mar.31, 2006)
Lines of Insurance	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)

Fire	241,430	2.9	17.7	243,635	0.9	17.6	304,176	7.9	16.9

Marine	74,222	15.3	5.5	84,026	13.2	6.1	101,461	19.5	5.6

Personal Accident	270,219	-3.8	19.8	262,793	-2.7	19.0	341,536	-3.7	19.0

Voluntary Automobile	450,136	2.2	33.0	459,628	2.1	33.3	601,351	3.3	33.4

CALI	136,118	-2.9	10.0	132,829	-2.4	9.6	181,757	-2.9	10.1
Other	190,464	5.7	14.0	198,524	4.2	14.4	269,307	5.8	15.0

Total	1,362,591	1.6	100.0	1,381,437	1.4	100.0	1,799,591	3.1	100.0

(Deposit premiums from policyholders)	(204,682)	(-7.5)	(15.0)	(187,002)	(-8.6)	(13.5)	(249,760)	(-8.4)	(13.9)
Net Premiums by Lines of Insurance

(Millions of yen)
	Nine months ended			Nine months ended			(cf) FY2005
	December 31, 2005			December 31, 2006			(Apr.1, 2005 — Mar.31, 2006)
Lines of Insurance	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)

Fire	168,021	7.6	15.2	171,024	1.8	15.2	206,373	9.3	14.0

Marine	62,032	17.5	5.6	70,331	13.4	6.3	84,788	18.0	5.8

Personal Accident	107,079	7.8	9.7	106,788	-0.3	9.5	143,316	8.7	9.7

Voluntary Automobile	447,101	1.9	40.5	452,275	1.2	40.2	596,028	2.7	40.6

CALI	145,246	-1.3	13.2	144,446	-0.6	12.8	193,402	-1.2	13.2
Other	173,899	5.1	15.8	179,319	3.1	16.0	245,805	4.9	16.7

Total	1,103,380	4.1	100.0	1,124,186	1.9	100.0	1,469,714	4.7	100.0

Net Claims Paid by Lines of Insurance

(Millions of yen)
	Nine months ended			Nine months ended			(cf) FY2005
	December 31, 2005			December 31, 2006			(Apr.1, 2005 — Mar.31, 2006)
Lines of Insurance	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)

Fire	74,211	-32.9	12.5	88,043	18.6	13.8	88,202	-36.9	11.1

Marine	24,642	21.3	4.2	27,354	11.0	4.3	35,175	26.6	4.4

Personal Accident	41,689	4.7	7.0	47,779	14.6	7.5	56,049	5.3	7.1

Voluntary Automobile	269,271	1.6	45.5	283,085	5.1	44.2	364,207	2.8	45.9

CALI	98,504	17.5	16.6	102,717	4.3	16.0	130,517	15.5	16.5
Other	84,203	-0.6	14.2	91,020	8.1	14.2	118,787	-3.4	15.0

Total	592,521	-1.9	100.0	640,000	8.0	100.0	792,941	-2.2	100.0

Note: 1.	The inter-segments eliminations are not reflected on the amounts stated above.

2.	GRR premiums of the automobile insurance “ModoRich” excluded from “Direct Premiums Written” and “Net Premiums” are as below;

Nine months ended December 31, 2005	-4,235 million yen
Nine months ended December 31, 2006	- 159 million yen
For the year ended March 31, 2006	-5,606 million yen
GRR premium: Good Result Return premium; see also 2 (1) Note 2 on page 1.
CALI: Compulsory Automobile Liability Insurance.

2

Consolidated
Excluding GRR premiums of automobile insurance “ModoRich”
(After Correction)
Direct Premiums Written by Lines of Insurance (including deposit premiums from policyholders)

(Millions of yen)
	Nine months ended			Nine months ended			(cf) FY2005
	December 31, 2005			December 31, 2006			(Apr.1, 2005 — Mar.31, 2006)
Lines of Insurance	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)

Fire	241,430	2.9	17.7	245,674	1.8	17.7	304,176	7.9	16.9

Marine	74,222	15.3	5.5	84,489	13.8	6.1	101,461	19.5	5.6

Personal Accident	270,219	-3.8	19.8	263,353	-2.5	19.0	341,536	-3.7	19.0

Voluntary Automobile	450,136	2.2	33.0	461,063	2.4	33.2	601,351	3.3	33.4

CALI	136,118	-2.9	10.0	132,829	-2.4	9.6	181,757	-2.9	10.1
Other	190,464	5.7	14.0	199,442	4.7	14.4	269,307	5.8	15.0

Total	1,362,591	1.6	100.0	1,386,853	1.8	100.0	1,799,591	3.1	100.0

(Deposit premiums from policyholders)	(204,682)	(-7.5)	(15.0)	(187,002)	(-8.6)	(13.5)	(249,760)	(-8.4)	(13.9)
Net Premiums by Lines of Insurance

(Millions of yen)
	Nine months ended			Nine months ended			(cf) FY2005
	December 31, 2005			December 31, 2006			(Apr.1, 2005 — Mar.31, 2006)
Lines of Insurance	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)

Fire	168,021	7.6	15.2	172,262	2.5	15.3	206,373	9.3	14.0

Marine	62,032	17.5	5.6	70,718	14.0	6.3	84,788	18.0	5.8

Personal Accident	107,079	7.8	9.7	107,289	0.2	9.5	143,316	8.7	9.7

Voluntary Automobile	447,101	1.9	40.5	453,616	1.5	40.2	596,028	2.7	40.6

CALI	145,246	-1.3	13.2	144,446	-0.6	12.8	193,402	-1.2	13.2
Other	173,899	5.1	15.8	180,036	3.5	15.9	245,805	4.9	16.7

Total	1,103,380	4.1	100.0	1,128,370	2.3	100.0	1,469,714	4.7	100.0

Net Claims Paid by Lines of Insurance

(Millions of yen)
	Nine months ended			Nine months ended			(cf) FY2005
	December 31, 2005			December 31, 2006			(Apr.1, 2005 — Mar.31, 2006)
Lines of Insurance	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)	Amount	Change (%)	Share (%)

Fire	74,211	-32.9	12.5	88,337	19.0	13.8	88,202	-36.9	11.1

Marine	24,642	21.3	4.2	27,450	11.4	4.3	35,175	26.6	4.4

Personal Accident	41,689	4.7	7.0	47,883	14.9	7.5	56,049	5.3	7.1

Voluntary Automobile	269,271	1.6	45.5	283,866	5.4	44.2	364,207	2.8	45.9

CALI	98,504	17.5	16.6	102,717	4.3	16.0	130,517	15.5	16.5
Other	84,203	-0.6	14.2	91,386	8.5	14.2	118,787	-3.4	15.0

Total	592,521	-1.9	100.0	641,641	8.3	100.0	792,941	-2.2	100.0

Note: 1.	The inter-segments eliminations are not reflected on the amounts stated above.

2.	GRR premiums of the automobile insurance “ModoRich” excluded from “Direct Premiums Written” and “Net Premiums” are as below;

Nine months ended December 31, 2005	-4,235 million yen
Nine months ended December 31, 2006	- 159 million yen
For the year ended March 31, 2006	-5,606 million yen
GRR premium: Good Result Return premium; see also 2 (1) Note 2 on page 1.
CALI: Compulsory Automobile Liability Insurance.

3

Consolidated
Details for the corrections

     Non-Life Insurance
(Before Correction)
     Net Premiums

					(Millions of yen)

	Nine months ended		Nine months ended		(cf) FY2005
	December 31, 2005		December 31, 2006		(Apr.1, 2005 — Mar.31, 2006)
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)

Consolidated	1,103,380	4.1	1,124,186	1.9	1,469,714	4.7
Non-consolidated	1,005,286	1.9	995,503	-1.0	1,338,444	2.2
Subsidiaries	98,093	33.7	128,683	31.2	131,270	41.2
(Asia)	(28,182)	(204.7)	(44,370)	(57.4)	(42,949)	(242.1)
(Europe)	(37,527)	(5.9)	(47,728)	(27.2)	(45,531)	(2.4)
(The Americas)	(21,284)	( -2.4)	(21,366)	(0.4)	(27,942)	(2.4)
(Reinsurance)	(11,099)	(61.7)	(15,218)	(37.1)	(14,846)	(71.0)

Note:	1.	The intercompany eliminations are not reflected on the amounts stated as Asia, Europe, The America, and Reinsurance.

	2.	The Consolidated and Non-consolidated amounts exclude GRR premiums of automobile insurance “ModoRich” .
(After Correction)
     Net Premiums

					(Millions of yen)

	Nine months ended		Nine months ended		(cf) FY2005
	December 31, 2005		December 31, 2006		(Apr.1, 2005 — Mar.31, 2006)
	Amount	Change (%)	Amount	Change (%)	Amount	Change (%)

Consolidated	1,103,380	4.1	1,128,370	2.3	1,469,714	4.7
Non-consolidated	1,005,286	1.9	995,503	-1.0	1,338,444	2.2
Subsidiaries	98,093	33.7	132,867	35.4	131,270	41.2
(Asia)	(28,182)	(204.7)	(48,554)	(72.3)	(42,949)	(242.1)
(Europe)	(37,527)	(5.9)	(47,728)	(27.2)	(45,531)	(2.4)
(The Americas)	(21,284)	(-2.4)	(21,366)	(0.4)	(27,942)	(2.4)
(Reinsurance)	(11,099)	(61.7)	(15,218)	(37.1)	(14,846)	(71.0)

Note:	1.	The intercompany eliminations are not reflected on the amounts stated as Asia, Europe, The America, and Reinsurance.

	2.	The Consolidated and Non-consolidated amounts exclude GRR premiums of automobile insurance “ModoRich” .

4

Note Regarding Forward-looking Statements
This document contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about its business, its industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Company’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Company cannot promise that its expectations expressed in these forward-looking statements will turn out to be correct. The Company’s actual results could be materially different from and worse than those expectations. Important risks and factors that could cause the Company’s actual results to be materially different from its expectations include, but are not limited to; (1) economic downturn in Japan; (2) the extent of competition that the Company faces from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan; (5) occurrence of losses the type or magnitude of which could not be foreseen by the Company at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; (7) the performance of the Company’s investments; and (8) the Company’s relationship with the other “Mitsui” and “Sumitomo” companies.